

December 30, 2009

Allan L. Shaw
Chief Financial Officer
Aries Maritime Transport Limited
18 Zerva Nap.
Glyfada, 166 75 Greece

     Re: **Aries Maritime Transport Limited**
               Form 20-F for the fiscal year ended December 31, 2008
               File No. 001-32520

Dear Mr. Shaw:

We have reviewed your correspondence dated November 10, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Additionally, we ask you to provide us with further information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F for the fiscal year ended December 31, 2008

Note 21: Subsequent Events, Page F-29

1. We note your response to our prior comment 4. Please clarify for us whether the vessels transferred from GrandUnion on October 13th continue to be recorded at book value even after the change in basis of Aries' financial statements.

2. Please tell us what consideration, if any, was given to Focus's ability to obtain control of the company at any time, when completing the analysis provided in prior comment 4.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief